Filed by Diamond Foods, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Diamond Foods, Inc.

(Commission File No. 000-51439)

Below are FAQs used on or after February 3rd, 2016 in response to questions from Diamond Foods employees after announcement of the proposed acquisition of Diamond Foods by Snyder’s-Lance.

Employee Questions and Answers (follow up)

1. When is the transaction expected to close?

a.	Both Diamond and Snyder’s-Lance have set February 26th for their shareholder meetings. Assuming both companies’ shareholders approve the transaction, we now anticipate that we will be able to close as soon as February 29, 2016.

2. What will the name of the new company be?

a.	At the closing, the new company will be Snyder’s-Lance, Inc. and Diamond Foods, LLC, Kettle Foods, Inc. and Kettle Foods LTD (UK) will be entities under the Snyder’s-Lance umbrella, similar to their other wholly owned subsidiaries. More information on use of the name and logo will be shared at closing.

3. When will we know about the levels below the executive leadership team of the combined company?

a.	The levels below the combined company executive leadership team are expected to be communicated in the coming weeks.

4. What will happen to members of the Diamond Executive Team (CEO, CFO, COO, etc.)?

a.	We are now able to share that the Diamond Executive Team will be leaving the organization shortly after the close of the transaction. As was previously announced, while Carl Lee, Jr. will be the CEO of the new organization, Brian Driscoll will join the Board of Directors of Snyder’s-Lance post-closing. Some of the executives may stay on for a short period of time to assist with closing and transition details.

5. Are all employees who are going to stay in the combined organization going to receive offer letters?

a.	In some instances, employees are being offered new roles in the combined organization. Only in those cases will an employee receive an offer letter from Snyder’s-Lance. If your role is not changing for the most part, you will not need to receive an offer to continue on in the new organization.

6. When will I be spoken to regarding my specific role in the ongoing organization and who I will be reporting to?

a.	Part of the work being performed by the Integration team involves determining the ongoing organization structure and roles within that structure. Employees should assume that their roles and reporting relationships are not changing, unless they are specifically told otherwise.

7. When will I know if my job is being eliminated?

a.	While it is not possible to make specific promises regarding all roles, with the exception of the Diamond Executive Team, we would not expect that many roles would be eliminated immediately after the close of the transaction.

8. If my job is going to be eliminated, will I be provided notice?

a.	Snyder’s-Lance has committed to providing a minimum of four weeks’ notice (or pay in lieu of notice) should an employee’s role be eliminated as a result of the Snyder’s-Lance transaction. This notice would be in addition to any severance the employee might otherwise be offered.

9. What is the status of the San Francisco office?

a.	While we do know that there is a plan to eventually shut down the San Francisco office, this is not anticipated to occur any sooner than four to six months post the close of the transaction. Employees working out of the San Francisco office will be given as much notice as possible, but no less than four weeks.

10.	Are severance packages being offered?

a.	As a reminder, these details are covered under question 5 in the Employee FAQ previously distributed on November 9, 2015.

11.	What happens with our benefits?

a.	Diamond benefits will continue for the course of at least calendar 2016. This includes programs such as our medical, dental, vision, 401(k) plans, as well as our time-off policies. More information will be provided once a decision is made on transitioning to Snyder’s-Lance benefit programs. If in the event an employee is terminated, COBRA benefit offerings would be aligned to the Diamond benefit programs for as long as we remain on our plans.

12.	Will Snyder’s-Lance continue the current company contribution to our 401(k) plans?

a.	Yes, Diamond’s existing 401(k) plans and associated benefits will continue for at least calendar 2016. We will communicate any planned changes in the future.

13.	What is the timing of performance reviews and potential merit increases?

a.	Diamond employees will continue on our current performance review cycle to close out Diamond’s fiscal 2016, although we will not be conducting a formal mid-year review for employees in the US. We encourage employees and leaders to review goals in light of the merger with Snyder’s-Lance and adjust as necessary. Annual reviews will be conducted in the August/September 2016 timeframe. Merit increases will be assessed at the same time of annual reviews. Once we have completed this cycle, Diamond employees will then move to the Snyder’s-Lance performance year which runs January to December, with annual reviews and merit increases for most employees being evaluated in February/March of each year.

14.	What about the Diamond bonus plans?

a.	Please refer to the attached Employee FAQ from December 2015 for answers regarding Diamond’s FY16 AIP. The Great Performance Award bonus for Kettle U.S. Plant employees will be assessed and paid in the normal timeframe (September 2016).

15.	Will there be a bonus plan going forward with Snyder’s-Lance?

a.	Snyder’s-Lance has committed to maintaining current employee bonus targets for at least 12 months post-close. All employees staying on will be moved into Snyder’s-Lance applicable bonus schemes. More details on the specific Snyder’s-Lance bonus plans will be provided as soon as possible.

16. Are there any new policies or processes that we will need to follow immediately after the close of the transaction?

a.	For the most part, Diamond policies, processes and systems will remain in place until the Integration teams are able to complete the work to combine our two companies. The timing of changes will vary by function and process, but most of these changes are not likely to occur for many months after close in order to allow the Integration team time to evaluate what is the best process for the business going forward. Unless told otherwise, employees should continue to follow existing processes. If you have any questions, you should ask your supervisor. A “Day 1 Toolkit” will be provided to employees after the close, to provide clarity on the new organization.

Diamond Employee Equity Holders

1. Does Snyder’s-Lance offer equity to their employees and will we be eligible going forward?

a.	Plan participants are determined each year by the Snyder’s-Lance executive team and approved by the Snyder’s-Lance Compensation Committee. Equity awards, referred to as Long Term Incentive Plan (LTIP) awards at Snyder’s-Lance, are typically granted in March of each year for those employees selected to receive an award. Employees who may have received equity from Diamond previously are not necessarily guaranteed to receive LTIP grants from Snyder’s-Lance and grants in one year are not a guarantee of future grants. The components of the plan are a combination of restricted stock, stock options and performance PSU’s and performance cash.

2. What happens to my Diamond equity?

a.	Please refer to the Equity FAQ previously distributed on November 9, 2015.

3. Does Snyder’s-Lance have a change of control plan that would cover employees going forward?

a.	Snyder’s-Lance has Change in Control (CIC) provisions in both of the Annual Incentive Plans (AIP) and Long Term Incentive Plans (LTIP). These provisions apply to all employees who participate in these plans, so no additional agreements are provided. Additionally, Snyder’s-Lance has a severance policy that provides for certain cash payments upon involuntary termination without cause.

The following are short summaries of the terms of these provisions:

AIP – CIC Provision from Plan Document: In the event of a Change in Control, pro rata payouts will be made at target for the year-to-date, based on the number of days in the Plan Year preceding the closing of the Change in Control transaction. Payouts will be made within 30 days after the relevant transaction has been closed.

LTIP – CIC Provisions from Plan Document: In the event of a Change in Control, (i) unvested Stock Options and unvested Restricted Stock will vest as provided in the Incentive Plan upon the closing of the Change in Control transaction and (ii) for outstanding Performance Awards, pro rata payouts will be made all in cash at target through the closing date with such proration based on the number of days in the Performance Period preceding the closing of the Change in Control transaction. Payouts will be made within 30 days after the relevant transaction has been closed.

4. Do I get to vote on the transaction at the Special Meeting of Diamond Stockholders? How do I vote on the transaction at the Special Meeting of Diamond Stockholders?

a.	If you owned DMND shares on January 26, 2016 (as opposed to options, RSUs or PSUs), you are entitled to vote on the transaction at the Special Meeting of Diamond Stockholders scheduled for February 26, 2016.

Important information regarding the Special Meeting and the matters to be voted on is included in our definitive proxy statement which has been sent to our stockholders entitled to vote at the Special Meeting. You may receive a paper copy of the meeting materials including the proxy statement and proxy voting card, or you may receive an email with links to both the meeting materials and the website where you can cast your vote. Depending on how you hold your shares, you may receive multiple distributions of the meeting materials. For example, if you have restricted stock as well as vested shares, you may receive a set from Computershare (our transfer agent) as well as a set from E*Trade (who administers our equity program). We encourage you to read the proxy statement and to vote your shares. If you get multiple distributions, be sure to vote each one you receive, as the separate mailings/emails relate to different shares of Diamond common stock.

Note Regarding Forward Looking Statements

The foregoing FAQs contain forward-looking statements that involve estimates, assumptions, risks and uncertainties. Any statements about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. Words or phrases such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “may,” “will,” “should,” “continue,” “ongoing,” “future,” “potential” and similar words or phrases identify forward-looking statements. The forward-looking statements in this document address a variety of subjects including, for example, the timeframe for the expected closing of the acquisition and post-closing operations of the combined companies. Forward-looking statements involve estimates, assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. The statements are subject to a number of risks and uncertainties. Factors that could cause actual results to differ include, among other things, that conditions to the closing of the deal may not be satisfied; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement relating to the transaction; the successful integration and realization of the anticipated benefits and synergies from the proposed acquisition; the ability of the combined companies to achieve its strategic initiatives; and general economic conditions. In addition, actual results are subject to other risks and uncertainties that relate more broadly to Snyder’s-Lance or Diamond Foods’ overall business, including those more fully described in Snyder’s-Lance filings with the SEC including its annual report on Form 10-K for the fiscal year ended January 3, 2015, and its most recent quarterly report filed on Form 10-Q for the quarter ended October 3, 2015, and those more fully described in Diamond Foods’ filings with the SEC, including its annual report on Form 10-K for the fiscal year ended July 31, 2015, as amended, and its most recent quarterly report filed on Form 10-Q for the quarter ended October 31, 2015. We do not undertake any obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this press release.

Additional Information and Where to Find it

In connection with the proposed transaction between Diamond Foods, Inc. (“Diamond Foods”) and Snyder’s-Lance, Inc. (“Snyder’s-Lance”), Snyder’s-Lance filed a registration statement on Form S-4, as amended (the “Registration Statement”), which Registration Statement was declared effective by the SEC on January 25, 2016. The Registration Statement includes a joint proxy statement/prospectus and relevant materials concerning the proposed transaction relating to the solicitation of proxies to vote at the respective special meeting of stockholders of Diamond Foods and Snyder’s-Lance to approve the proposed transaction. STOCKHOLDERS OF DIAMOND FOODS AND SNYDER’S-LANCE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Documents will also be available for free from Diamond Foods at www.diamondfoods.com and from Snyder’s-Lance’s at www.snyderslance.com.

Diamond Foods, Snyder’s-Lance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect of the proposed transaction. Information about the directors and executive officers of Diamond Foods, including their holdings of securities of Diamond Foods, is set forth in the joint proxy statement/prospectus included in the Registration Statement and in the Diamond Foods Amendment No. 1 to Annual Report on Form 10-K that was filed with the SEC on November 24, 2015. Information about the directors and executive officers of Snyder’s-Lance is set forth in the joint proxy statement/prospectus included in the Registration Statement and the proxy statement for Snyder’s-Lance’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2015 and its Current Report on Form 8-K filed with the SEC on October 1, 2015. Investors may obtain additional information regarding the interests of such participants by reading the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available. These documents can be obtained free of charge from the sources indicated above.